Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended December 31, 2011

TABLE OF CONTENTS

INTRODUCTION	3
BUSINESS PROFILE AND STRATEGY	3
Accelerate Direct Lending Model	4
Introduce Additional New Products	4
Continue to Grow Canadian Operations	4
Develop UK Branch Network	4
Corporate Social Responsibility	4
OVERALL FINANCIAL PERFORMANCE	5
First Quarter of 2012	5
SELECTED FINANCIAL INFORMATION	8
FINANCIAL ANALYSIS	8
Branch Count	9
Revenue	9
Branch Operating Income	11
Expenses (excluding retention payments, depreciation, amortization and class action settlements)	11
Retention Payments	11
Depreciation and Amortization	11
Income Taxes	12
LIQUIDITY AND CAPITAL RESOURCES	12
Consumer Loans Receivable	13
Normal Course Issuer Bid	13
RELATED PARTY TRANSACTIONS	13
RISK FACTORS AFFECTING PERFORMANCE	13
Regulatory Environment	13
Legal Proceedings	14
Third Party Lenders/Retention Payments	16
CRITICAL ACCOUNTING ESTIMATES	17
Use of Estimates	17
Revenue Recognition	17
Retention Payments	18
Provisions for Loan Losses	18
Stock Based Compensation	19
Consumer Loans Receivable	19
Income Taxes	19
Fair Value of Financial Instruments	19
Long-term investments	20
Property and Equipment	20
Goodwill	20
Accounting for the Impairment of Long-Lived Assets	21
Deferred financing costs	21
CHANGES IN ACCOUNTING POLICIES AND PRACTICES	21
CONTROLS AND PROCEDURES	21
OUTSTANDING SHARE DATA	21
DIVIDENDS	22
SUMMARY OF QUARTERLY RESULTS	22
EBITDA and Adjusted EBITDA Reconciliation	23
OTHER	24
Cautionary Statement Regarding Forward-looking Information	24
Non-GAAP Measures	24

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with The Cash Store Financial Services Inc.’s (“Cash Store Financial” or the “Company”) unaudited consolidated financial statements and notes thereto for the three months ended December 31, 2011, and the audited consolidated financial statements and notes thereto and MD&A for the twelve months ended September 30, 2011, both of which are available at SEDAR (www.sedar.com) and at the United States Securities and Exchange Commission website (www.sec.gov).

All figures are presented in Canadian dollars and are reported in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

This MD&A is dated as of February 8, 2012.

BUSINESS PROFILE AND STRATEGY

This section contains forward-looking statements.  See “Cautionary Statement Regarding Forward-Looking Information” located at the end of this MD&A.

Cash Store Financial is an alternative to traditional banks, providing short-term advances and other financial services, to serve the needs of everyday people in Canada through our two branch banners: Cash Store Financial and Instaloans.  Cash Store Financial and Instaloans act as brokers and lenders to facilitate short-term advances and to provide other financial services to income-earning consumers. We also provide a range of financial products that are not supplied by traditional financial institutions. As of December 31, 2011, we owned and operated 596 branches in nine Canadian provinces, two Canadian territories and the United Kingdom (the “UK”).  Our workforce is dynamic and we operate within a performance-based culture. We employ approximately 2,300 associates across Canada and the UK.  Cash Store Financial is the only broker and lender of short-term advances and provider of other financial services in Canada that is publicly traded on both the Toronto and New York Stock Exchanges. Cash Store Financial trades under the symbol “CSF” on the Toronto Stock Exchange and under the symbol “CSFS” on the New York Stock Exchange.

Our business is based on the recognition that the needs of a segment of the Canadian and UK populations are not being properly serviced by traditional financial institutions. Our strategic objective is to establish Cash Store Financial and Instaloans as the provider of choice, in the jurisdictions in which we operate, for short-term advances and other financial services by offering a wide range of products, a high level of customer service, and convenient locations and hours of operation.

In addition to meeting our customers’ needs by providing small, short-term loans which can be accessed quickly, we also offer bank accounts, financial product insurance, pre-paid master cards, debit cards, money transfers, cheque cashing products and prepaid phone cards.

A key component of our long-term business strategy has been product diversification.  This strategy has and should continue to assist us in offsetting downward pressure on revenue and earnings resulting from provincially regulated rate caps on payday loans.  In the third quarter of 2010, through an agency agreement with DC Bank, a federally regulated Canadian Schedule 1 bank, we introduced a basic deposit account product. A new premium bank account product that features unlimited free cheque cashing and free on-line bill payments was introduced late in the second quarter of 2011. Both types of account are insured by the Canada Deposit Insurance Corporation.

Cash Store Financial’s strategic priorities are:

Accelerate Direct Lending Model

•	Reducing our cost of capital.

Introduce Additional New Products

Growing existing product lines and implementing new product initiatives

•	Accelerating revenue growth through further new product initiatives.

Continue to Grow Canadian Operations

Driving market penetration

•	Maximizing the potential of our expanding branch network;

•	Continuing to focus on improving Branch Operating Income (“BOI”) margins for all our branches;

•
Continuing to educate, motivate and improve the performance of our associates through an integrated communication and training strategy that includes Cash Store Financial College, Cash Store Financial TV and our annual President’s Forum with every branch manager; and

•	Providing strong leadership through in-the-field, hands-on involvement of senior management and getting back to the basics throughout the company.

New branch openings

•
Furthering our position in the Canadian alternative financial services industry through organic growth into underserved communities based on new branch profitability or via the acquisition of existing operators.

Develop UK Branch Network

Corporate Social Responsibility

Cash Store Financial has recognized its corporate responsibility to contribute to the communities in which we do business. In 2008, we partnered with the Alberta Diabetes Foundation to raise $7.5 million for research to be undertaken at the Alberta Diabetes Institute, a globally-recognized centre of research excellence. In 2010 the Company was one of 16 companies recognized with a “Roll of Honour” award by the Alberta Association of Fund Raising Executives. The “Roll of Honour” award celebrates extraordinary commitment and contributions to the non-profit sector from corporate citizens and individuals around Alberta. In calendar 2012, Cash Store Financial plans to host 20 “freedom” runs across Canada.

OVERALL FINANCIAL PERFORMANCE

First Quarter of 2012

This section contains forward-looking statements.  See “Cautionary Statement Regarding Forward-Looking Information” located at the end of the MD&A.

Thousands of dollars, except for per share amounts	Three Months Ended
Consolidated results	December 31	December 31
	2010	2011
Revenue	$47,734	$45,848
Branch operating income	13,815	11,777
Earnings before interest, taxes, stock-based compensation, depreciation, amortization, class action expenses and effective interest component of retention payments	13,005	9,482
Earnings before interest, taxes, stock-based compensation, depreciation and amortization	7,500	4,091
Net income
Net income and comprehensive income	3,352	989
Diluted earnings per share
Net income and comprehensive income	$0.19	$0.06

Net income and comprehensive income for the first quarter ended December 31, 2011, was $1.0 million, compared to $3.4 million for the same quarter last year.

Diluted earnings per share were $0.06 for the quarter, compared to $0.19 for the same quarter last year.  The lower than expected earnings during the quarter were a result of a decrease in loan fees related to regulatory changes as well as an increase in expenditures relating to expansion in the UK, additional infrastructure costs within our collections and new product development departments.

Significant factors impacting the first quarter earnings include:

•
Loan fees were down 9.4% for the three months ended December 31, 2011, at $32.9 million compared to $36.3 million in the same quarter last year. Loan fees in Canada decreased by $4.5 million as a result of lower volumes related to regulatory changes which increased our average loan term and decreased our average loan volumes per customer.  The decrease in Canadian loan fees was partially offset by a $1.1 million increase in loan fees in the UK;

•
We experienced growth in other income of 13.5% to $13.0 million for the three months ended December 31, 2011 when compared to the same quarter last year as a result of increases in the number of bank accounts.  This growth was offset by a reduction in financial product insurance revenue as a result of regulatory changes in Ontario.  As a percentage of total revenue, other income increased to 28.3% from 23.9% which is an 18.1% increase for the quarter;

•
Loan volumes for the three months ended December 31, 2011 were down 7.7% to $199.6 million namely as result of regulatory impacts in Canada, which were offset by an increase in UK loan volumes of $5.9 million;

•	Earnings decreased by $2.4 million in the quarter as a result of reduced loan volumes, infrastructure enhancements and a $696,000 drag on earnings from branches open for less than one year;

•	Retention payments decreased by $632,000 for the three months ended December 31, 2011 compared to the same quarter last year;

•
Branch SG&A, advertising and rent increased $648,000 as a result of branch expansion in both Canada and the UK and a focused advertising campaign in relation to the pilot of the line of credit product;

•
Regional expenses increased by $540,000 related to increased collection related costs, overall enhancement to collection infrastructure, infrastructure additions in the UK, and a reorganization at the regional manager and divisional vice president levels;

•
Corporate expenses increased by $984,000 in the quarter due to UK expansion and increased corporate salary costs as a result of infrastructure additions in marketing, training and new product development. The increases in corporate expenses were offset by decreases in legal fees;

•	The drag on earnings before taxes related to our UK operation increased by $483,000 in the quarter when compared to the same quarter in the prior year; and

•	Working capital decreased by $2.0 million in the quarter compared to last year.

On January 31, 2012, we issued, through private placement in Canada and the U.S. $132.5 million of 11.5% Senior Secured Notes (“the Notes”).  The Notes mature on January 31, 2017 and will bear interest from the date of issue at 11.5% per annum of which interest is payable on a semi-annually basis in equal installments on January and July of each year, commencing in July of 2012.  The notes were issued at a price of 94.608%.  The Company is using the proceeds of the Notes to purchase the loans receivable from our current third-party lenders’ who currently lend to the Company’s customers in the regulated provinces. This transaction will benefit us and will allow us to transition to a direct lending model. The financial flexibility offered by the Notes will provide us with a new source of funding to support future loan growth associated with the maturing of our branches and our expansion plans. We used the gross proceeds of the Offering to purchase loans receivable and related assets from our current third-party lenders’ who currently lend to our customers in the regulated provinces, for general corporate purposes and to pay fees and expenses related to the Offering.

Our EBITDA was $4.1 million for the first quarter of fiscal 2012, compared to $7.5 million for the first quarter of 2011. This decrease is due to reduced loan volumes in Canada, offset by increased loan volumes in the UK, increased costs in the UK related to new branches and infrastructure and increased regional and corporate infrastructure costs compared to the same quarter last year.  The decreases in EBITDA were partially offset by increases in other income. EBITDA, adjusted to remove class action settlements and the effective interest component of retention payments, was $9.5 million for the first quarter of 2012, compared to $13.0 million in the same quarter last year.

In Canada, the implementation of provincial industry rate regulations commenced in August 2009 and continued through until January 2012.  Regulations have been implemented in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and Nova Scotia, which represent the markets in which 92% of our Canadian branches are located.  Rate caps and certain operational restrictions in regulated provinces resulted in revenue compression relative to previous periods as well as decreased loan volumes.  We continue to believe that industry regulation has been in the public interest. Regulations have protected consumers and validated the industry. This has enabled us to move to on-balance sheet lending at a lower fixed cost of capital. We will continue to work with the provinces on regulatory approaches that strike an appropriate balance between consumer and industry needs.

Product and revenue diversification initiatives have generated positive results year over year. Revenue from other services (including fees from bank accounts, financial product insurance, pre-paid master cards, debit cards, money transfers, cheque cashing and prepaid phone cards) increased to $13.0 million in the first quarter, up from $11.4 million in the same quarter last year.  We have made significant improvements in products and services which complement our existing product lines.  We will continue to progress towards our objectives of diversifying our revenue stream with products which enhance and augment our core products, and increasing the value generated from our existing suite of products.

There has been a significant realignment of the regional and senior management structure of our operations group.  We expect that these changes will lead to strong growth in future periods.

SELECTED FINANCIAL INFORMATION

Thousands of dollars, except for per share amounts and branch figures		Three Months Ended
Consolidated results		December 31	December 31
		2010	2011
No. of branches	Canada	566	573
	United Kingdom	4	23
		570	596
Loan volumes
Loan fees included		$216,293	$199,611

Revenue
Loan fees		$36,315	$32,892
Other income		11,419	12,956
		47,734	45,848

Branch expenses
Salaries and benefits		14,382	14,397
Retention payments		7,189	6,557
Selling, general and administrative		4,194	4,408
Rent		4,405	4,723
Advertising and promotion		1,426	1,542
Provision for loan losses		663	668
Depreciation of property and equipment		1,660	1,776
		33,919	34,071
Branch operating income		13,815	11,777

Regional expenses		4,194	4,734
Corporate expenses		4,042	5,026
Other depreciation and amortization		541	583
Income before income taxes		5,038	1,434
EBITDA *		7,500	4,091
Net income and comprehensive income		$3,352	$989
Weighted average number of shares
outstanding - basic		17,098	17,420
- diluted		17,671	17,566
Basic earnings per share
Net income and comprehensive income		$0.20	$0.06
Diluted earnings per share
Net income and comprehensive income		$0.19	$0.06
Consolidated Balance Sheet Information
Working capital		$14,416	$12,395
Total assets		112,434	125,993
Total long-term liabilities		9,743	18,270
Total liabilities		26,879	39,542
Shareholders' equity		$85,555	$86,451
*EBITDA - earnings from operations before interest, income taxes, stock-based compensation,depreciation of property and equipment and amortization of intangible assets.

FINANCIAL ANALYSIS

This analysis provides an overview of our financial results for the three months ended December 31, 2011, compared to the three months ended December 31, 2010. Certain comparative figures have been reclassified in prior periods. Specifically, certain amounts that were previously recorded within SG&A expense have been reclassified to other income for the previous quarter presented.

Branch Count

This section contains forward-looking statements.  See “Cautionary Statement Regarding Forward-Looking Information” located at the end of the MD&A.

At December 31, 2011 we had a total of 596 branches in operation, including 23 branches in the UK. This is an increase of 26 branches compared to 570 branches (Canada - 566 and UK - 4) at the end of the same quarter last year.  During the quarter, 11 new branches were added in the UK and one branch was consolidated in Canada. Branch performance continues to be monitored and branch consolidations will occur when efficiencies can be achieved.

Material factors that determine the number of branch openings include the availability of suitable locations with suitable lease terms, branch performance in similar areas and favorable market rates. We will continue to assess growth in the UK as our current branches develop. We anticipate adding a minimal number of branches in Canada next year.

Revenue

Revenues this quarter were down 3.9% to $45.8 million compared to the same quarter last year of $47.7 million, as a result of revenue in Canada decreasing by $3.3 million which was offset by a $1.4 million increase in overall revenue in the UK.

Loan fees for the quarter were down 9.4% to $32.9 million compared to $36.3 million for the same quarter last year.  Loan fees in Canada decreased by $4.5 million as a result of lower loan volumes related to regulatory changes which increased our average loan term and decreased our average loan volumes per customer partially offset by a $1.1 million increase in loan fees in the UK given the increased number of UK branches.

Loan volumes were $199.6 million for the quarter, down 7.7% from $216.3 million for the first quarter of last year.  The decrease in loan volumes can be attributed to regulatory impacts in Canada which was offset by an increase in UK loan volumes of $5.9 million.  We also believe restrictions within the Canadian regulatory framework have reduced overall industry loan volumes.

Set forth below is a breakdown of our revenue that can be attributed to payday loans which are segregated by loans internally originated and loans generated by third-party lenders’. The types of revenue that can be attributed to the generation of payday loans include brokerage and loan fees, interest income and default fees.

The following table summarizes the allocation of types of revenue segregated between internally originated loans and third-party funded loans:

For the quarter ended December 31, 2011:

	Third Party Funded	Internally
(thousands of dollars)	Loan	Originated Loan	Total
Loan fees	30,656	2,236	32,892
Interest	-	277	277
Default fees	330	45	374

For the quarter ended December 31, 2010:

	Third Party Funded	Internally
(thousands of dollars)	Loan	Originated Loan	Total
Loan fees	33,555	2,759	36,315
Interest	-	51	51
Default fees	830	151	981

Loan volumes related to internally originated loans increased to $13.1 million in the first quarter of fiscal 2012 up from $12.1 million in the same quarter last year.

The following table sets out the split between loan fees, agency fees, and other income:

	Three	Three
(thousands of dollars)	Months Ended	Months Ended
	December 31	December 31
	2010	2011
Loan fees	$36,315	$32,892
Agency fees	9,373	11,286
Other revenue	2,046	1,670
Total income	$47,734	$45,848

Revenue from other services (including fees from bank accounts, financial product insurance, pre-paid master cards, debit cards, money transfers, cheque cashing and prepaid phone cards) for the quarter was $13.0 million, up 13.5% from $11.4 million for the same quarter of last year.  Agency fee income has increased significantly as a result of the introduction of new products and other product enhancements, namely an increase in the number of bank accounts offset by a short-term drop in financial product insurance revenue as a result of regulatory changes in Ontario and decreases in other income. These new products and enhancements are part of our long-term strategy to diversify revenue streams by providing our customers with a broader suite of financial services and products.

The most significant components of “other” income were agency fees of $11.3 million in the quarter compared to $9.4 million, which represented 87.1% of “other” revenue for the quarter or a 20.4% increase over the same quarter last year. Agency fees include fees earned from the provision of debit and prepaid credit cards and all other agency fees we earn from financial product insurance, money transfers and prepaid phone cards.  The largest contributor to the increase was the introduction of bank accounts being offered to our customers.  The increase was offset by reductions in financial product insurance. For the current quarter, 97% of customers who secured a loan also purchased one or more of the following optional financial services: bank accounts, financial product insurance, pre-paid master cards, and/or debit cards.

In the quarter ended December 31, 2011, the average loan size was $501 per loan compared to $488 per loan for the same quarter last year.

Branch Operating Income

BOI for the current quarter was $11.8 million (25.7% of revenue), compared to $13.8 million (28.9% of revenue) for the same quarter last year.

BOI was down as a result of reduced loan volumes related to regulatory changes which increased our average loan term, decreased our average loan volumes per customer and increases in expenses due to the opening of 26 new branches (11 of which were added in the UK adding to the drag on earnings) and a focused advertising campaign in relation to the pilot of the line of credit product offset by a reduction in retention payments. The decreased margins and increased expenses have been partially offset by positive trending in revenues from other services resulting from new product development.

Expenses (excluding retention payments, depreciation, amortization and class action settlements)

Expenses for the first quarter of fiscal 2012 increased by $2.2 million or 6.6% when compared to the first quarter of last year as a result of the addition of 26 new branches, costs associated with expanding into the UK, increased collection costs and infrastructure additions, an increase in regional and corporate infrastructure costs, and increases in advertising costs as a result of a focused advertising campaign in relation to the pilot of the line of credit product and other new product initiatives.

Retention Payments

Third-party lender retention payments for the first quarter of fiscal 2012 totalled $6.6 million (3.3% of loans brokered), compared to $7.2 million (3.3% of loans brokered) for the same quarter last year.  The decrease is due to reductions in the effective interest component of retention payments compared to the same quarter last year.

Depreciation and Amortization

Depreciation of property and equipment and amortization of intangible assets for the quarter totalled $2.4 million, compared to $2.2 million in the first quarter of last year. Amortization increased for the quarter as compared to the same quarter last year as a result of opening 26 new branches and a large scale refresh program for our mature branches.

Income Taxes

Our effective tax rate was 31.0% in the quarter, compared to 33.5% for the first quarter last year which is down given decreases in federal tax rates.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of cash have been cash generated from operating activities and the use of third party lenders’ funds which were used to broker loans to our customers.  We primarily use our cash to finance working capital and capital expenditures.  Our third party lenders’ have not put restrictions on funds that are available to lend to our customers.  In the future, as described below, we will use the Notes and a carve-out for credit facilities as allowed under the Notes Offering, as it becomes available to us, to fund working capital and growth in our consumer loans receivable in the regulated provinces.

Our cash decreased by $8.0 million to $11.3 million at December 31, 2011 compared to $19.3 million as of September 30, 2011.  Our cash, excluding restricted cash, decreased by $1.7 million compared to $13.0 million as of September 30, 2011.  Significant items impacting cash in the quarter ended December 31, 2011 included:

•	Cash generated from operating activities, before non-cash working capital items, of $4.8 million;

•	A $4.0 million decrease in accrued liabilities set aside for class action settlements. During the quarter, all funds segregated for the BC class action were transferred to a third party administrator;

•	A $1.5 million decrease in amounts due from third party lenders;

•	Property and equipment and intangible asset expenditures of $1.8 million;

•	Cash required for on balance sheet lending of $2.5 million; and

•	Dividend payments of $2.1 million.

At December 31, 2011, our working capital position totalled $12.4 million compared to $17.1 million as at September 30, 2011. We expect our cash to decrease in the future due to growth in our UK consumer loans receivable.  We will use cash from operations in Canada to fund this growth.

We believe that the resources available to us, supplemented by credit facilities, will provide the needed capital to fund the anticipated expansion of the consumer loans receivable, investments in the UK and investments in operating infrastructure for the upcoming fiscal year.

On January 31, 2012, we issued, through private placement in Canada and the U.S. $132.5 million of 11.5% Notes.  This transaction will benefit us and will allow us to transition to a direct lending model. The financial flexibility offered by the Notes will provide us with a new source of funding to support future loan growth associated with the maturing of our branches and our expansion plans. We used the gross proceeds of the Offering to purchase loans receivable and related assets from our current third-party lenders’ who currently lend to our customers in the regulated provinces, for general corporate purposes and to pay fees and expenses related to the Offering.

The Company has entered into a lease agreement for a new corporate head office.  Under U.S. GAAP, the Company has determined that it is considered the owner of this asset during the construction period.  As at December 31, 2011, $9.6 million has been capitalized in property and equipment based on the total project costs incurred to date related to the construction.

Consumer Loans Receivable

During the quarter, we increased our overall consumer loans receivable balance to $6.6 million from $4.8 million at year-end. We funded all our loans in the UK internally.  We expect amounts due from consumers will increase in the coming year in the UK.

Normal Course Issuer Bid

On January 9, 2012, we filed with the Toronto Stock Exchange (“TSX”) a notice of our intention to make a normal course issuer bid for our common shares.  The notice provides us the ability to purchase on the TSX up to 1,092,504 common shares, being approximately 10% of the public float of our common shares.  As of the date of this MD&A, no common shares had been purchased.

RELATED PARTY TRANSACTIONS

We own 18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc. (“AUC”). Included in other receivables as of September 30, 2011, was a $64,000 (September 30, 2011 - $16,000) receivable from AUC.  We previously entered into an interim service agreement with AUC to provide ongoing services such as financial, accounting and HR support and contracts administrative services, and the use of our IT and telecommunication systems. Included in SG&A expenses is a recovery of $95,000 (September 30, 2011 - $363,000) related to these services.  These transactions were subject to normal trade terms and were measured at the actual exchange amount. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership in AUC.

We own 15.7% of the outstanding common shares of RTF Financial Holdings Inc. (RTF). We previously entered into an interim service agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services.  Included in SG&A expenses is a recovery of $60,000 (September 30, 2011 - $240,000) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.  We have a $234,000 (September 30, 2011 - $45,000) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership in RTF.

RISK FACTORS AFFECTING PERFORMANCE

Our financial and operational performance has the potential of being affected by a number of factors including, but not limited to, changing consumer protection regulations, industry and company specific class action lawsuits, access to third-party lenders and other issues described in our most recent annual information form (“AIF”) filed with the securities regulatory authorities on SEDAR (www.sedar.com).  A more detailed discussion of our risk factors is also presented in our most recent AIF.

Regulatory Environment

In May 2007, the Canadian federal government enacted a bill clarifying that the providers of certain payday loans were not governed by the criminal interest rate provisions of the Criminal Code, granting lenders (other than most federally-regulated financial institutions) an exemption from the criminal interest rate provisions of the Criminal Code if their loans fell within certain dollar amount and time frame maximums. In order for payday loan companies to rely on the exemption, the provincial governments are required to enact legislation, subject to approval by the federal government that includes a licensing regime for payday lenders, measures to protect consumers and maximum allowable limits on the total cost of borrowing.

Pursuant to the federal enactment, industry rate regulations and other industry specific measures to protect consumers have been implemented in British Columbia, Alberta, Saskatchewan,  Manitoba , Ontario, and Nova Scotia, which represent the markets in which 92% of our Canadian branches are located.  We believe that we are in compliance with applicable regulations related to short-term loan products in each of the above listed jurisdictions.  In those jurisdictions without industry specific measures, we offer our loan products in compliance with the federal criminal interest rate provisions of the Criminal Code and with the general consumer protection regulations governing our products.

On January 24, 2012, the Company announced that the Board of Directors of the Company recently received a letter from a self-described short seller.  The letter alleges that the Company is in violation of payday loan regulations in the Province of Ontario and that, as a result, the Company's existing public reports are not accurate. After reviewing the allegations, the Company believes that it is in compliance with applicable regulations in the Province of Ontario in all material respects. The Company suspects that the letter is the commencement of an opportunistic attack on the Company by a short seller, designed to disrupt the Company's previously announced Offering of Notes. The Company will vigorously defend itself against the short-seller's self-interested and misleading attacks.

In the UK, consumer lending is governed by the Consumer Credit Act of 1974, which was amended by the Consumer Credit Act of 2006, and related rules and regulations. Our subsidiaries in the UK must maintain licenses from the Office of Fair Trading, which is responsible for regulating consumer credit, competition and consumer protection. In response to public controversy regarding the potential impact of payday loans on low-income individuals, the Office of Fair Trading recently conducted and published a report containing a comprehensive analysis of the industry and its users. This report concluded that no case can be made at this time for rate caps in the UK on the basis that there is no clear evidence that rate caps enable consumers to avoid financial detriment.  On January 26, 2010, the Government of the United Kingdom tabled in Parliament The Financial Services Bill, with the stated purpose of restructuring oversight of financial regulation, including enabling the transfer of responsibility for regulating consumer credit from the Office of Fair Trading to the Financial Conduct Authority.  It is not known at this time when or if the Bill will pass Parliament, the pace at which restructuring might occur and the potential impact on the payday lending sector.

Legal Proceedings

British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc. (Canada), Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc. and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, these actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, we settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by us. The settlement is a compromise of disputed claims.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9.4 million in cash and $9.4 million in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses.  The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $10.9 million to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  It is possible that additional settlement costs could be required. As at December 31, 2011, there is no accrual (September 30, 2011 - $4.0 million) related to settlement costs as funds were transferred during the quarter to a third party administrator who is administering the settlement.

Alberta

We have been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, certain of our customers’ third-party lenders, directors and officers added to the Claim.

We have agreed to a motion to certify the class action proceeding if the lender, officers and directors are removed as defendants.  Class counsel has agreed to our proposal. Consequently, the certification motion was granted in November of 2011.

We believe that we conduct our business in accordance with applicable laws and are defending the action vigorously. As at December 31, 2011, a total of $100,000 (September 30, 2011 - $100,000) has been accrued related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store (Canada), Instaloans, and Cash Store Financial proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from the Cash Store Financial or Instaloans. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada.

We believe that we conducted our business in accordance with applicable laws and are defending the action vigorously. Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action in 2008, as approved by the Ontario Superior Court of Justice and that accordingly the action should be dismissed.  However, the likelihood of loss, if any, is not determinable at this time.

Other

We are also involved in other claims related to the normal course of operations.  Management believes that it has adequately provided for these claims.

Third Party Lenders/Retention Payments

Most funding of short-term advances is currently provided by independent third party lenders.  As a result, our business was highly dependent on third party lenders who were willing to make significant funds available for lending to our customers. There are no assurances that the existing or new third party lenders will continue to make funds available. Any reduction or withdrawal of funds would have had a significant material adverse impact on our results of operations and financial condition.

To facilitate the short-term advance business, we have entered into written agreements with a number of third party lenders who are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to the lenders related to the collection of documents and information as well as loan collection services. Material terms of our agreements with third-party lenders include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing default realization services on behalf of the third party lender for all loans funded which are not paid in full by the due date, all while ensuring information system integrity is maintained. Losses suffered on account of uncollectible loans are not contractually the Company’s responsibility as long as it has performed and fulfilled its duties under the terms of the third party lender agreements. In the event we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Our board of directors regularly approves a resolution which authorizes us to pay a maximum amount of retention payments per quarter to third-party lenders as consideration to those lenders who continue to be willing to fund advances to our customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses they experienced.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the board of directors.

During the quarter three lenders have provided funding for ten percent or more of loans: 367463 Alberta Ltd., Trimor Annuity Focus Limited Partnerships and Assistive Financial Corp.

CRITICAL ACCOUNTING ESTIMATES

Our accounting policies are integral to understanding and interpreting the financial results reported in this MD&A. The significant accounting policies used in preparing our consolidated financial statements are summarized in Note 1 to those statements which are available on SEDAR at www.sedar.com. Certain policies included in Note 1 are considered to be particularly important to the presentation of our financial position and results of operations because they require Management to make difficult, complex or subjective judgments and estimates, often as a result of matters that are inherently uncertain, which may result in materially different results under different assumptions and conditions. The following is a discussion of those critical accounting estimates. These estimates are adjusted in the normal course to reflect changing underlying circumstances. The impact and any associated risks related to these critical accounting estimates on our business may also be discussed elsewhere in this MD&A.

Use of Estimates

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Certain estimates, such as those related to the allowance for consumer loan losses, property and equipment, goodwill and intangible assets, income taxes, and accrued liabilities related to the class action lawsuits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.  Actual results could differ from those estimates made by us.

Revenue Recognition

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been received by the Company.  Revenue from this source is recorded in Loan fees in the statement of operations.

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan.

Revenue from the Company’s cheque cashing, money transfer, bill payment and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged by the Company has been received.  Revenue from banking and non-sufficient funds fees are recognized when collected.  Revenue from each of these sources is recorded in other income in the statement of operations.  Included in Other income is income whereby the Company acts as an agent on behalf of other third-party providers, which includes revenue from banking services, money transfers, bill payment services, and insurance products.

Direct loan origination costs are deferred and recognized as a reduction in the yield of the related loan over its life.

Retention Payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances, the funding of short-term advances is provided by independent third party lenders.  The advances provided by the third party lenders are repayable by the customer to the third party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s balance sheet.

To facilitate the short term advance business, the Company has entered into written agreements with third party lenders who are prepared to consider lending to the Company’s customers.  Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. Under the terms of the Company’s agreements with third party lenders, responsibility for losses suffered on account of uncollectible loans rests with the third party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement.  The significant duties under the terms of the agreements generally include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing collection services on behalf of the third party lender for all loans funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Company’s Board of Directors regularly approves a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third party lenders.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

Provisions for Loan Losses

Loans in default consist of direct lending consumer loans originated by the Company which are past due. The Company defines a past due or delinquent account whereby payment has not been received in full from the customer on or before the maturity date of the loan. A provision for loan losses are recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest. In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical percentages of loans written off, current collection patterns and other current economic trends. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The provision is primarily based upon models that analyze specific portfolio statistics, and also reflect, to a lesser extent, management judgement regarding overall accuracy.  The analytical model takes into account several factors, including the number of transactions customers complete and charge-off and recovery rate.   The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for the loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the loan is ultimately written off. The Company’s policy for charging off uncollectible consumer loans is to write the loan off when a loan remains in default status for an extended period of time without any extended payment arrangements made, typically 210 days. Loans to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice.

Stock Based Compensation

The Company has a stock based compensation plan, which is described in Note 10 to the interim consolidated financial statements.  The Company accounts for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by the Company, together with the amount in additional paid-in capital associated with the exercised options, are credited to share capital.

Consumer Loans Receivable

Unsecured short-term and longer-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivable are reported net of a provision as described in “Provision for Loan Losses”. In regulated jurisdictions, interest is charged on consumer loans commencing upon default; however, it is not recorded as income until payment is received in full or partially from the consumer.  In unregulated jurisdictions, interest is charged on consumer loans over the period of the loan and is recorded in income as it is earned.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any deferred income tax assets if it is more likely than not that the asset will not be realized.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, other receivables, consumer loans receivables less any allowance for loan losses, accounts payable and accrued liabilities, all of which are short-term in nature and their fair value approximates their carrying value. The fair value of obligations under capital leases carrying amounts are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk at year-end for similar terms and types of debt arrangements.

Long-term investments

The Company has long-term investments in The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc. The Company accounts for its long-term investments under the equity method of accounting as it has significant influence over the strategic operating, investing and financing activities due to board representation and management involvement in day to day operations.  The aggregate quoted market value of the Company’s investment in the Cash Store Australia Holdings Inc. is $600.  No aggregate quoted market value of the Company’s investment in RTF Financial Holdings Inc. exists as the company is not publicly traded.  As at December 31, 2011, the carrying value of both investments were $nil (September 30, 2011 - $nil).

Property and Equipment

Property and Equipment are recorded at cost.  Depreciation is recorded using the rates and methods outlined in the table below.

	Rate	Method
Computer hardware	25%	Straight-line
Computer software	20%	Straight-line
Fixtures, furniture, and equipment	20%	Straight-line
Signs	20%	Straight-line
Buildings	4%	Straight-line
Vehicles	20%	Straight-line

Leasehold improvements are depreciated based on the straight-line basis over the shorter of the lease term, including renewal options that are reasonably assured and the estimated useful life of the asset.

Goodwill

Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not amortized and is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price.

When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of a group of assets to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the group of assets. Any assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not depreciated while they are classified as held-for-sale.

Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt not measured under the fair value option are presented as deferred financing costs. The deferred financing costs will be amortized over the term of the related debt using the effective interest method.

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. However, National Instrument 52-107 - Acceptable Accounting Principles and Auditing Standards allows Securities and Exchange Commission (“SEC”) registrants, such as us, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. As such, we have decided to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in the current fiscal year. Comparative figures in our consolidated financial statements related to the quarter ended December 31, 2010 are presented in accordance with US GAAP and are the same amounts that were previously reported under Canadian GAAP from a recognition and measurement perspective.

The decision to adopt U.S. GAAP was also made to enhance communication with shareholders and improve the comparability of financial information reported with competitors and peer group.

CONTROLS AND PROCEDURES

Management has evaluated and has not identified any changes in our internal controls over financial reporting during the most recent interim period ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

OUTSTANDING SHARE DATA

As at February 8, 2012, we had 17,425,880 common shares outstanding.  There were also options to purchase 974,168 common shares, which if exercised, would provide us with proceeds of approximately $9.2 million.

DIVIDENDS

On February 8, 2011, we declared a quarterly dividend of $0.12 per common share. The dividend is payable on March 7, 2012, to shareholders of record on February 21, 2012.

Our dividend policy is in compliance with all covenants associated with the Notes.

The Company reviews its dividend distribution policy on a quarterly basis and evaluates its financial position, profitability, cash flow and other factors the board of directors considers relevant. Prior to August 31, 2007, we had not declared or paid a dividend on the common shares.  We declared our first dividend on August 31, 2007, in the amount of $.025 cents per common share.  In total, dividends of $3.6 million were paid to holders of common shares in fiscal 2008, $5.3 million in fiscal 2009, $9.1 million in the fifteen months of fiscal 2010 and $7.9 million in fiscal 2011. The following table sets forth the quarterly dividends paid by the Company in the quarter ended December 31:

	2012	2011	2010	2009	2008

Dividend per share	$ 0.120	$ 0.120	$ 0.100	$0.065	$0.025
Percentage increase	nil%	20%	54%	160%

SUMMARY OF QUARTERLY RESULTS

The financial results for the Company for each of the last eight quarters are summarized in the following table.

In general, more recent results have been negatively impacted by regulatory changes resulting in revenue rate compression and certain other restrictions in the regulated provinces; however the results have been partially offset by growth in other income. There was an increase in overall revenues over prior periods due to our strategy of diversifying our other income. Branch expenses and overall expenses have also steadily increased due to an increased number of branches in operation and costs associated with growth in the UK, adding infrastructure at the regional and corporate levels, increased professional and legal fees related to regulatory matters, class actions, and other lawsuits, and continued costs associated with the class action settlements.

Our quarterly results of operations are impacted by the number and timing of new branch openings.

(thousands of dollars, except for per share amounts and branch figures)		2010			2011				2012
		Q3	Q4	Q5	Q1	Q2	Q3	Q4	Q1
Consolidated Results
No. of branches	Canada	489	523	542	566	573	574	574	573
	United Kingdom	-	2	2	4	6	8	12	23
		489	525	544	570	579	582	586	596
Loan volumes
Loan fees included		$178,826	$205,659	$216,027	$216,293	$198,775	$204,616	$201,720	$199,611
Regulated definition (excluding loan fee upon regulation)		157,653	174,902	184,110	182,487	167,327	172,602	170,459	169,055
Loan fees excluded in regulated provinces		$149,357	$172,043	$181,071	$182,487	$167,327	$172,602	$170,459	$169,055

Revenue
Loan fees		$31,308	$35,161	$36,195	$36,315	$32,813	$33,944	$33,552	$32,892
Other income		9,351	11,699	13,084	11,419	13,246	14,983	13,629	12,956
		40,659	46,860	49,279	47,734	46,059	48,927	47,181	45,848
Branch expenses
Salaries and benefits		12,206	13,695	13,698	14,382	14,113	14,591	14,490	14,397
Retention payments		5,300	5,833	6,934	7,189	6,578	6,774	6,245	6,557
Selling, general and administrative		4,242	4,361	4,545	4,194	4,681	4,486	4,156	4,408
Rent		3,480	3,780	4,219	4,405	4,566	4,589	4,656	4,723
Advertising and promotion		1,023	1,170	1,223	1,426	1,303	1,313	1,398	1,542
Provision for loan losses		86	200	454	663	654	662	580	668
Depreciation of property and equipment		1,374	1,477	1,566	1,660	1,687	1,713	1,743	1,776
		27,711	30,516	32,639	33,919	33,582	34,128	33,268	34,071
Branch operating income		12,948	16,344	16,640	13,815	12,477	14,799	13,913	11,777
Regional expenses		2,864	3,173	2,358	4,194	3,863	4,169	4,523	4,734
Corporate expenses		3,703	4,513	5,026	4,042	4,255	4,795	5,177	5,026
Other depreciation and amortization		279	405	13	541	547	455	570	583
Net income before income taxes and class action settlements		6,102	8,253	9,243	5,038	3,812	5,380	3,643	1,434
Class action settlements		2,715	100	-	-	-	3,206	-	-
EBITDA*		5,275	10,325	11,132	7,500	6,260	4,547	6,207	4,091
Net income and comprehensive income		$2,199	$5,476	$7,682	$3,352	$2,500	$1,155	$2,035	$989
Basic earnings per share
Before class action expenses net of normalized tax		$0.23	$0.33	$0.44	$0.20	$0.15	$0.19	$0.12	$0.06
Net income and comprehensive income		0.13	$0.32	$0.44	$0.20	$0.15	$0.07	$0.12	$0.06
Diluted earnings per share
Before class action expenses net of normalized tax		$0.23	$0.31	$0.42	$0.19	$0.14	$0.19	$0.12	$0.06
Net income and comprehensive income		$0.13	$0.31	$0.42	$0.19	$0.14	$0.07	$0.12	$0.06
*EBITDA - earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

Certain comparative figures have been reclassified in prior periods. Specifically, certain amounts that were previously recorded within SG&A expense have been reclassified to other income for the prior periods presented.

The following table provides a reconciliation of net income in accordance with GAAP to EBITDA and Adjusted EBITDA for the past eight quarters.

EBITDA and Adjusted EBITDA Reconciliation

(thousands of dollars)	2010			2011				2012
	Q3	Q4	Q5	Q1	Q2	Q3	Q4	Q1

Consolidated Results
Net income and comprehensive income	$2,199	$5,476	$7,682	$3,352	$2,500	$1,155	$2,035	$989
Interest	29	44	51	43	36	34	33	105
Income tax	1,190	2,676	1,561	1,687	1,311	1,019	1,608	445
Stock-based compensation	205	247	260	217	180	171	218	193
Depreciation of property and equipment and amortization of intangible assets	1,652	1,882	1,578	2,201	2,233	2,168	2,313	2,359
EBITDA	$5,275	$10,325	$11,132	$7,500	$6,260	$4,547	$6,207	$4,091
Adjustments:
Class action settlements	$2,715	$100	$-	$-	$-	$3,206	$-	$-
Effective interest component of retention payments	4,400	4,895	5,344	5,505	5,561	5,107	5,112	5,391
Adjusted EBITDA	$12,390	$15,320	$16,476	$13,005	$11,821	$12,860	$11,319	$9,482

The sequential decline in Adjusted EBITDA compared to the quarter ended September 30, 2011 is primarily due to a decrease in overall revenue in Canada and increased costs associated with expansion in the United Kingdom. The year-over-year decline in Adjusted EBITDA is a result of lower loan volumes in Canada, costs associated with the United Kingdom expansion, additional investment in the collection system infrastructure and the roll-out of new credit products.

OTHER

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Cautionary Statement Regarding Forward-looking Information

This MD&A contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States federal securities legislation which we refer to herein, collectively, as “forward-looking information”. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents, and other factors described in the our latest AIF filed on SEDAR at www.sedar.com under the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Measures

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in the U.S.  These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies.  Although a measure such as ‘Earnings Before Interest, Income Taxes, Stock-based Compensation, Depreciation of Property and Equipment and Amortization of Intangible Assets’(EBITDA) does not have a standardized meaning prescribed by GAAP, this measure is used herein or can be determined by reference to our financial statements. Adjusted EBITDA is not determined in accordance with U.S. GAAP or IFRS as issued by the International Accounting Standards Board, does not have a standardized meaning and may not be comparable to similar measures presented by other companies. Although Adjusted EBITDA, which we define as net income plus provision for income taxes, interest expense, amortization of capital assets/depreciation of property and equipment, amortization of intangible assets, stock based compensation, class action settlements and the annual return component of retention payments, does not have a standardized meaning prescribed by U.S. GAAP or IFRS, we believe it may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation from or as an alternative to operating income, cash provided from operating activities or other income or cash flow data prepared in accordance with U.S. GAAP or IFRS.  “Same branch revenues” is a non-GAAP measure tracked and reported by us and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to, and helps explain, changes in total revenue.  Average revenue is defined as revenue for the period divided by the number of branches. “BOI” is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network.  “Regional expenses” is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups.  These measures are discussed because management believes that they facilitate the understanding of our results relating to our operational and financial position.